UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 000-24939

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

East West Bank Employees 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

East West Bancorp, Inc.
135 North Los Robles Avenue, 7th Floor
Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
East West Bank Employees 401(k) Savings Plan
Pasadena, California
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States (“U.S.”) of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

/s/ BDO USA, LLP
Los Angeles, California
June 24, 2022

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
ASSETS
Investments:
Investments at fair value (Notes 2 and 3)	$422,403,082	$334,621,378
Investment in a fully benefit-responsive investment contract, at contract value (Note 4)	78,843,590	72,522,145
Total investments	501,246,672	407,143,523

Receivables:
Notes receivable from participants (Note 2)	3,814,047	4,077,991
Participant contributions	1,388	2,719
Employer contributions	720,264	355,052
Total receivables	4,535,699	4,435,762
Total assets	505,782,371	411,579,285

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$505,782,371	$411,579,285

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2021
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$73,985,062
Dividends	4,659,452
Interest	1,381,247
Net investment income	80,025,761
Other income:
Interest income on notes receivable from participants	196,063
Contributions:
Participant	25,742,033
Participant rollover	4,007,556
Employer, net of forfeitures	10,363,931
Total contributions, net of forfeitures	40,113,520
TOTAL ADDITIONS	120,335,344

DEDUCTIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
Benefits paid to participants	25,600,134
Administrative expenses	532,124
TOTAL DEDUCTIONS	26,132,258

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	94,203,086
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	411,579,285
End of year	$505,782,371

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan documents, as amended, for a more complete description of the Plan’s provisions. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General — The Plan is a defined contribution plan sponsored by East West Bank (the “Bank” or the “Plan Sponsor”), a wholly-owned bank subsidiary of East West Bancorp, Inc. (“East West”). The Plan is administered by the 401(k) Plan Committee appointed by the Board of Directors of East West. Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective on January 1, 1986, and its provisions were amended and restated on April 1, 2019.

Eligibility — Employees are eligible to participate in the Plan as of the first day of the first calendar month after the date they have completed three months of service with the Bank and have attained the age of 18. Eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the participants elect another rate or opt out. For Plan participants who are automatically enrolled and do not direct the investment of their accounts, their contributions will be invested by default into the age-appropriate conservative portfolio available under GoalMaker®, a computer asset allocation program available to the Plan participants.

Contributions — Eligible employees may elect to defer 1% to 80% of their pre-tax and/or after-tax (Roth) 401(k) annual compensation subject to the annual maximum allowable participant contribution, which was $19,500 for the year ended December 31, 2021. For 2021, Plan participants age 50 years or older before the end of the Plan year were also permitted to make additional catch-up contributions up to $6,500. Plan participants may rollover into the Plan eligible distributions from other tax-qualified retirement plans or individual retirement accounts (“IRAs”)

The Bank matches $0.75 for each $1.00 contributed by Plan participants, up to the first 6% of the Plan participant’s eligible compensation. The Bank has the discretion to true-up matching contributions for the Plan year in situations where deferral percentages exceed the 6% limit in certain periods but are less than the 6% limit in other periods, as long as the total employer matching amounts do not exceed the designated matching amounts for the full Plan year. Employer contributions receivable on the Statements of Net Assets Available for Benefits represents the Bank’s true-up matching contributions for the years ended December 31, 2021 and 2020, which were deposited after each year end. Contributions to the Plan are held in a trust fund (the “Trust”). The Trustee is responsible for the safekeeping of the Trust, including holding and investing the Plan’s assets.

Investments — During the year ended December 31, 2021, Plan participants directed and allocated the investments of their contributions among various investment options offered by the Plan, which included the common stock of East West, a guaranteed income fund (“GIF”) managed by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and mutual funds. Participants are allowed to change their investment options at any time.

Vesting, Benefits and Benefits Payable — Plan participants are fully vested in their salary deferral contributions and the amounts rolled over from former employers’ tax-qualified retirement plans or IRAs. Plan participants become vested in the matching contributions received from the employer at the rate of 20% per year for each full year of service and are fully vested after five years of service.

Upon separation from service, if a participant’s account is less than $1,000 and a distribution election has not been made, the distribution is made as a lump-sum payment in cash. If the Plan participant’s vested account is greater than $1,000 but does not exceed $5,000, and a distribution election has not been made, the Plan will automatically roll over the Plan participant’s distribution into an IRA designated under the Plan. If the value of the Plan participant’s vested account does not exceed $5,000 and a distribution election has been made, the distribution will be made in the form of a lump-sum payment in cash. However, if the value of the Plan participant’s vested account is in excess of $5,000, the Plan participant may elect to (1) receive a lump-sum distribution in cash; or (2) receive installments over a period of not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and the participant’s beneficiary). In addition, the Plan allows for withdrawals for employees over 59 ½ years of age and hardship distributions if certain criteria are met. As of December 31, 2021 and 2020, there were no amounts owed to terminated participants who had elected to withdraw their benefits.

Forfeiture Accounts — If a participant terminates employment before being fully vested in the employer matching contributions, the non-vested portion of the terminated participant’s account balance remains in the Plan’s forfeiture account. Forfeiture accounts are used to pay certain plan expenses and reduce future employer contributions. Forfeitures of $1,204,094 were used to reduce employer contributions during the year ended December 31, 2021. No plan expenses were paid with funds from the forfeiture accounts during the year ended December 31, 2021. The unallocated forfeiture accounts outstanding were $88,196 and $42,489 as of December 31, 2021 and 2020, respectively.

Participant Accounts — Each Plan participant’s account is credited with the participant’s contributions, employer matching contributions, the Plan’s earnings or losses, and rollovers from former employers’ tax-qualified retirement plans or IRAs, if applicable. Allocations of earnings or losses are based on the Plan participant’s account balances as defined in the Plan document.

Notes Receivable from Participants — Active participants in the Plan are eligible for loans under the Plan. A participant may request a direct rollover of a loan to another tax-qualified plan that agrees to accept such direct rollover. A participant may not engage in a direct rollover of a loan to the extent the participant has already received a deemed distribution with respect to such loan. The Plan also accepts direct rollover of loans from tax-qualified retirement plans of the participant’s former employers. Plan participants may borrow from their 401(k) account a minimum of $1,000 and can have only one loan outstanding from the Plan. The maximum loan that may be obtained is the lesser of (1) 50% of the Plan participant’s vested account balance; or (2) $50,000 reduced by the excess (if any) of (A) the highest outstanding loan balance made to the Plan participant during the 12-month period preceding the date on which the new loan is made, over (B) the outstanding loan balances from the Plan to the participant on the date on which the new loan is made. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. The maximum allowed terms of a general purpose loan and a loan used to finance a primary residence are 5 and 20 years, respectively. The loans are secured by the vested balances in the Plan participants’ accounts. When the loan is issued, the interest rate is set at 1% above the prime rate reported by the Board of Governors of the Federal Reserve System as of the last business day of the previous calendar quarter and remains fixed for the entire term of the loan. Principal and interest are repaid through payroll deductions from the participants’ salaries.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

Investments Valuation and Income Recognition — The Plan’s investments, except for those in a traditional fully benefit-responsive investment contract, are reported at fair value. Investments in a traditional fully benefit-responsive investment contract held by a defined contribution plan are reported at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan, which is the more relevant measurement. For additional information on fair and contract values, see Note 3 — Fair Value Measurements and Note 4 — Investment in a Fully Benefit-Responsive Investment Contract, at Contract Value to the Financial Statements in this Annual Report on Form 11-K (“this Form 11-K”).

Net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits includes realized gains (losses) on investments bought or sold, as well as unrealized gains (losses) on investments held at the end of the year. Realized gains (losses) on the investments are recorded as the difference between the proceeds received and the cost of investments. Unrealized appreciation or depreciation represents the difference between the fair value of investments held at the end and the beginning of the Plan year (or the cost of the investments on the purchase date if acquired during the Plan year). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule, and disclosures of contingent assets and liabilities. Actual results could materially differ from those estimates and assumptions.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Other administrative and non-investment expenses of the Plan are either paid by the Plan Sponsor, which is a party-in-interest, or through the Plan expense account. Expenses paid by the Plan Sponsor, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Expenses paid through the Plan expense account are included in Administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits — Benefits are recorded when paid.

Notes Receivable from Participants — Notes receivable from participants on the Statements of Net Assets Available for Benefits are reported at their unpaid principal and accrued interest balances, with no allowance for credit losses recorded. Interest income is recorded on an accrual basis. Repayments of principal and interest are received through payroll deductions and the notes receivable are collateralized by the participants’ account balances. If a participant fails to make loan repayments more than 90 days after the scheduled due date, the note receivable is deemed to be in default. The participant may pay any missed loan payments before the applicable grace period expires or repay the loan in full. If a distribution is available under the Plan, the participant may request a distribution to pay the loan. If none of these options are exercised, the Plan Sponsor will offset the outstanding loan amount against the vested account balances and treat the amount as a distribution.

NOTE 3 — FAIR VALUE MEASUREMENTS

Accounting Standard Codification Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value of financial instruments, the Plan uses various methods including market and income approaches. Based on these approaches, the Plan utilizes certain assumptions that market participants would use in pricing an asset or a liability. These inputs can be readily observable, market corroborated or generally unobservable. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy described below is based on the quality and reliability of the information used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets and the lowest priority to prices derived from data lacking transparency. The fair value of the Plan’s assets and liabilities is classified and disclosed in one of the following three categories:

•Level 1 — Valuation is based on quoted prices for identical instruments traded in active markets.
•Level 2 — Valuation is based on quoted prices for similar instruments traded in active markets; quoted prices for identical or similar instruments traded in markets that are not active; and model-derived valuations whose inputs are observable and can be corroborated by market data.
•Level 3 — Valuation is based on significant unobservable inputs for determining the fair value of assets or liabilities. These significant unobservable inputs reflect assumptions that market participants may use in pricing the assets or liabilities.

The classification of assets and liabilities within the hierarchy is based on whether inputs to the valuation methodology used are observable or unobservable and the significance of those inputs in the fair value measurement. The Plan’s assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurements.

The following tables categorize the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2021 and 2020:

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2021
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$61,312,072	$61,312,072	$—	$—
Mutual funds	361,091,010	361,091,010	—	—
Total investments measured at fair value	$422,403,082	$422,403,082	$—	$—

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2020
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$43,405,426	$43,405,426	$—	$—
Mutual funds	291,215,952	291,215,952	—	—
Total investments measured at fair value	$334,621,378	$334,621,378	$—	$—

Common Stock — East West’s common stock held in the participants’ accounts is valued at the closing price on the last business day of the Plan year on the Nasdaq Global Select Market where individual securities are traded. This is classified in Level 1 of the fair value hierarchy.

Mutual Funds — Mutual funds are valued at the last reported closing price on the last business day of the Plan year on a recognized securities exchange. They are classified in Level 1 of the fair value hierarchy.
The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement on the reporting date.

NOTE 4 — INVESTMENT IN A FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT, AT CONTRACT
VALUE

The Plan offers a stable value fund investment option, the GIF. The GIF is a traditional fully benefit-responsive guaranteed investment contract with the issuer, PRIAC, which invests in public bonds, commercial mortgages and private placement bonds. PRIAC maintains the contributions in a general account. Under the GIF, participants may direct permitted withdrawals or transfers of all or a portion of their account balance at contract value within reasonable time frames. Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan Sponsor and PRIAC. The repayment of principal and interest credited to Plan participants is a financial obligation of PRIAC. Accordingly, the GIF is considered to be a fully benefit-responsive investment contract. As of December 31, 2021 and 2020, the GIF totaled $78,843,590 and $72,522,145, respectively.

The Plan’s ability to receive amounts due is dependent on PRIAC’s ability to meet its financial obligations, which may be affected by future economic and regulatory developments.

Generally, there are no probable events known to the Plan that would limit its ability to transact at contract value with PRIAC nor with the participants. In addition, there are no events that allow PRIAC to terminate the contract with the Plan and settle at an amount different from contract value.

NOTE 5 — PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

A party-in-interest is defined under the Department of Labor regulations as any fiduciary (including, but not limited to, any administrator, officer, trustee or custodian), counsel or employee of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan holds a guaranteed investment contract managed by PRIAC, which is a custodian of the Plan. Accordingly, the Plan’s payment of custodian fees to PRIAC qualifies as a party-in-interest transaction. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Plan Sponsor. No such officers or employees received compensation from the Plan during the year ended December 31, 2021.

The Plan held 779,259 and 855,954 shares of East West common stock with a fair value of $61,312,072 and $43,405,426 as of December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, the Plan received dividend income of $1,052,281 from this common stock. Sales and net realized gains of East West’s common stock in 2021 were $12,805,603 and $5,345,504, respectively, while purchases of East West’s common stock amounted to $7,114,600. These transactions qualify as party-in-interest transactions.

NOTE 6 — PLAN TERMINATION

Although the Bank has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made. The Bank could direct the distribution of their participant accounts in a manner permitted by the Plan as soon as practicable.

NOTE 7 — FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) issued an opinion letter dated April 29, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended subsequent to this opinion letter. However, the Plan Sponsor believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC. Therefore, the Plan Sponsor believes that the Plan is qualified, and the related Trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or tax asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2021 and 2020, there were no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or tax asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8 — RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds that invest in the securities of companies located in foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. In addition, securities of foreign companies are subject to risks and considerations not typically associated with the securities of U.S. companies. These risks include foreign exchange risks, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. In addition, securities of foreign companies and their markets may be less liquid and subject to more volatility than securities of U.S. companies. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the net assets available for benefits.

Included in investments were units of the GIF totaling $78,843,590 and $72,522,145, or 16% and 18% of the Plan’s total investments, as of December 31, 2021 and 2020, respectively. Refer to Note 4 — Investment in a Fully Benefit-Responsive Investment Contract, at Contract Value to the Financial Statements in this Form 11-K for further investment information. Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. As of December 31, 2021 and 2020, PRIAC was assigned a claims-paying rating of “AA-” by Standard and Poor’s. According to Standard and Poor’s publications, an insurer rated “AA-” has very strong financial security characteristics. Investments also included shares of East West’s common stock amounting to $61,312,072 and $43,405,426, or 12% and 11% of the Plan’s total investments, as of December 31, 2021 and 2020, respectively. A significant decline in the market value of East West’s common stock could materially affect the net assets available for benefits.

The macroeconomic impacts stemming from the conflict in Ukraine and the potential economic impact and duration of the COVID-19 pandemic, as well as their impacts to the future market of the Plan’s investments remain uncertain.

NOTE 9 — SUBSEQUENT EVENTS

Effective January 1, 2022, the Plan was restated onto a Prototype plan document sponsored by Prudential Financial Inc. The Prototype plan document received an opinion letter from the IRS dated December 4, 2020, stating that the Prototype plan document, as designed, is in compliance with applicable sections of the IRC. As a result of the restatement, there were no changes to significant provisions of the Plan.

In April 2022, Empower Retirement, LLC acquired the full service retirement business of Prudential Financial, Inc. The acquisition has not affected the Plan as of the date the Financial Statements in this Form 11-K were available to be issued.

SUPPLEMENTAL SCHEDULE

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851        Plan Number: 001    Form Number: 5500
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Prudential Guaranteed Income Fund	Fully benefit-responsive investment contract - 2,498,066 units	**	$78,843,590
	American Funds EuroPacific Growth Fund R-6	Mutual fund - 685,913 shares	**	44,399,137
	American Funds Fundamental Investors R-6	Mutual fund - 260,370 shares	**	19,777,685
	American Funds Washington Mutual Investors Fund R-6	Mutual fund - 333,690 shares	**	20,191,556
	DFA U.S. Targeted Value Portfolio	Mutual fund - 192,865 shares	**	5,824,516
	Dodge & Cox Funds Income Fund	Mutual fund - 617,916 shares	**	8,687,895
	Franklin Small Cap Growth Fund R6	Mutual fund - 474,610 shares	**	12,596,137
	Metropolitan West Total Return Bond Fund Plan	Mutual fund - 1,698,973 shares	**	17,380,494
	MFS Growth Fund R6	Mutual fund - 344,318 shares	**	67,348,582
	MFS Mid Cap Value Fund R6	Mutual fund - 428,062 shares	**	13,882,064
	MFS Total Return Fund R4	Mutual fund - 705,646 shares	**	15,178,452
	MFS Value Fund R4	Mutual fund - 189,791 shares	**	10,313,244
	T. Rowe Price Mid-Cap Growth Fund I	Mutual fund - 162,281 shares	**	19,053,461
	Vanguard Institutional Index Fund Institutional	Mutual fund - 159,533 shares	**	64,736,827
	Vanguard Mid-Cap Index Fund Institutional	Mutual fund - 345,306 shares	**	24,064,385
	Vanguard Small-Cap Index Fund Institutional	Mutual fund - 162,944 shares	**	17,656,575
*	East West Bancorp, Inc.	Common stock - 779,259 shares	**	61,312,072
	Total investments			501,246,672
*	Loans to participants	Participant loans (maturing between 2022 and 2041 with interest rates of 4.25% to 9.25% collateralized by participants’ account balances)	**	3,814,047
	Total assets			$505,060,719

*	Party-in-interest, as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2022

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

By	/s/ SHARON CHEUNG
Sharon Cheung
Senior Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.